UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2026.
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Investor Relations PRESS RELEASE

Televisa Reports Third Quarter 2026 Results

Consolidated
●
Revenue declined by 3.8%, while Operating Segment Income (“OSI”) increased by 5.6%, representing a 42.6% margin, continuing the sequential improvements.
●
OSI margin expanded by approximately 380 basis points, driven by ongoing efficiencies and synergies.
●
Operating Cash Flow (“OCF”)1 margin of 21.3% was solid, despite the upgrade of our network to fiber-to-the-home (“FTTH”), due to a combination of opex and capex optimizations.
Residential & Enterprise Services
●
Upgraded to FTTH over 1.3 million homes during the quarter, in line with our full-year goal.
●
Passed 7.7 thousand homes with FTTH, reaching over 20.1 million homes within our network.
●
Broadband subscribers of 5.7 million, with close to 9 thousand net adds, as we keep focusing on value customers as well as customer satisfaction and retention.
●
Mobile subscribers of 888 thousand, with 68 thousand net adds driven by our innovative mobile virtual network operations ("MVNO").
●
Residential Services revenue was essentially flat year-on-year, while our Enterprise Services revenue grew by 6.8%.
Satellite Services
●
Total Revenue Generating Units (“RGUs”) of 2.9 million, with 250.6 thousand disconnections.
●
Revenue declined by 20.5%, driven by a decrease in the RGUs base of 28.6%.

Earnings Call Date and Time: Friday, October 30, 2026, at 11:00 A.M. ET.
Conference ID # is 0781555

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (855) 669 9658	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast with the access code #4320781 from October 30, 2026, until November 13, 2026.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 2026 and December 31, 2025, and for the nine months ended September 30, 2026 and 2025.

Consolidated Results

Mexico City, October 29, 2026 — Grupo Televisa, S.A.B. (NYSE: TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the third quarter of 2026. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”).

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three revenue categories: Residential, Satellite, and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into a single business, and our senior management now analyzes the results of our operations, makes decisions, and assigns resources to it as a single business. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative period presented.

The following table sets forth condensed consolidated statements of income for the quarter ended September 30, 2026 and 2025, in millions of Mexican pesos:

	3Q’26	Margin %	3Q’25	Margin %	Change %
Revenues	14,077.7	100.0	14,627.0	100.0	(3.8)
Operating segment income [1]	5,996.0	42.6	5,677.1	38.8	5.6
Net income (loss)	810.5	5.8	(1,911.7)	(13.1)	n/a
Net income (loss) attributable to stockholders of the Company	882.7	6.3	(1,932.5)	(13.2)	n/a
1 Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Revenues decreased by 3.8% to Ps.14,077.7 million in the third quarter of 2026, compared with Ps.14,627.0 million in the third quarter of 2025. This decrease was mainly due to the revenue decline in Satellite Services, partially offset by revenue growth in Enterprise Services. Operating segment income increased by 5.6%, with OSI margin increasing to 42.6% margin.

Income before income taxes decreased by Ps.162.9 million, or 14.9%, to Ps.933.5 million in the third quarter of 2026, compared with Ps.1,096.4 million in the third quarter of 2025.

Net income or loss attributable to stockholders of the Company changed by Ps.2,815.2 million, to a net income of Ps.882.7 million in the third quarter of 2026, from a net loss of Ps.1,932.5 million in the third quarter of 2025.

This favorable change reflected primarily (i) a Ps.677.9 million increase in operating income before other expense, net; (ii) a Ps.407.0 million decrease in finance expense, net; (iii) Ps.2,885.1 million decrease in income taxes; and (iv) Ps.93.0 million favorable change in net income or loss attributable to non-controlling interests.

These favorable variances were partially offset by (i) a Ps.322.0 million decrease in share of income in associates and joint ventures; and (ii) a Ps.925.8 million increase in other expense, net.

Third-quarter Results by Business Segment

The following table presents the third quarter consolidated results for the periods ended September 30, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the third quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenues	3Q’26%		3Q’25%		Change %
Residential	10,566.0	75.1	10,576.9	72.3	(0.1)
Satellite	2,363.9	16.8	2,974.9	20.3	(20.5)
Enterprise	1,147.8	8.1	1,075.2	7.4	6.8
Telecom Revenues	14,077.7	100.0	14,627.0	100.0	(3.8)

Operating Segment Income and Operating Income	3Q’26	Margin %	3Q’25	Margin %	Change %
Operating Segment Income [1]	5,996.0	42.6	5,677.1	38.8	5.6
Corporate Expenses	(122.6)	(0.9)	(57.4)	(0.4)	113.6
Intercompany Operations	(44.5)	(0.3)	(42.7)	(0.3)	4.2
Depreciation and Amortization	(4,178.5)	(29.7)	(4,604.5)	(31.5)	(9.3)
Other Expense, net	(969.5)	(6.9)	(43.7)	(0.3)	n/a
Operating Income	680.9	4.8	928.8	6.3	(26.7)
1 Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Residential Services Operating Metrics

Total net additions for the quarter were 125.1 thousand RGUs, primarily driven by gains of 96.2 thousand voice subscribers, 68.4 thousand mobile subscribers, and 8.6 thousand broadband subscribers. On the other hand, we lost 48.1 thousand video subscribers.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of September 30, 2026 and 2025.

RGUs	3Q’26 Net Adds	3Q’26	3Q’25
Video	(48,089)	3,543,631	3,677,832
Broadband	8,639	5,716,184	5,648,408
Voice	96,212	5,718,349	5,512,882
Mobile	68,364	888,314	557,608
Total RGUs	125,126	15,866,478	15,396,730

Satellite Services Operating Metrics

During the quarter, Satellite Services had around 250.6 thousand RGUs net disconnections, primarily due to the loss of 231.0 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Satellite Services as of September 30, 2026 and 2025.

RGUs	3Q’26 Net Adds	3Q’26	3Q’25
Video	(230,986)	2,726,369	3,793,812
Broadband	(18,044)	162,826	251,263
Voice	0	152	163
Mobile	(1,573)	6,637	10,598
Total RGUs	(250,603)	2,895,984	4,055,836

Revenues and Operating Segment Income

Third quarter segment revenues decreased by 3.8% to Ps.14,077.7 million compared with Ps.14,627.0 million in the third quarter of 2025. Our Residential Services revenues remained essentially flat year-on-year partly due to the phase out of revenue coming from World Cup subscription packages. Our Enterprise Services revenues increased by 6.8% mainly due to the signing of new projects with the public and private sectors. Finally, our Satellite Services revenues declined by 20.5%, driven by a year-on-year decrease in RGUs.

Third quarter operating segment income increased by 5.6% to Ps.5,996.0 million compared with Ps.5,677.1 million in the third quarter of 2025. The margin reached 42.6%, increasing by around 380 basis points year-on-year due to the efficiency measures and Opex reductions that have been implemented over the last several quarters.

The following table presents third-quarter consolidated results ended September 30, 2026 and 2025, for each of our revenue lines and our business segment. Consolidated results for the third quarter of 2026 and 2025 are presented in millions of Mexican pesos.

Revenue	3Q'26	3Q'25	Change %
Millions of Mexican pesos
Residential	10,566.0	10,576.9	(0.1)
Satellite	2,363.9	2,974.9	(20.5)
Enterprise	1,147.8	1,075.2	6.8
Telecom Revenues	14,077.7	14,627.0	(3.8)
Operating Segment Income	5,996.0	5,677.1	5.6
Margin (%)	42.6	38.8

Corporate Expense

Corporate expense increased by Ps.65.2 million, to Ps.122.6 million in the third quarter of 2026, from Ps.57.4 million in the third quarter of 2025. The increase primarily reflected a higher share-based compensation expense, as well as an increase in other corporate expenses.

Share-based compensation expense in the third quarter of 2026 and 2025 amounted to Ps.99.1 million and Ps.72.3 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.925.8 million, to Ps.969.5 million in the third quarter of 2026, from Ps.43.7 million in the third quarter of 2025. This increase reflected primarily (i) a non-recurring non-cash  impairment loss in the carrying amount of certain technical equipment in our Enterprise operations; (ii) an increase in expenses related to legal and financial advisory services; and (iii) the absence in the third quarter of 2026 of a non-recurrent income from an insurance claim recovery in the third quarter of 2025. These unfavorable variances were partially offset by (i) a favorable change in gain or loss on disposition of equipment; and (ii) a lower non-recurring severance expense in connection with headcount reductions.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended September 30, 2026 and 2025.

Other (Expense) Income, Net	3Q’26	3Q’25
Cash	(314.1)	(132.1)
Non-cash	(655.4)	88.4
Total	(969.5)	(43.7)

Finance Expense, Net

The following table sets forth the finance income or expense, net, stated in millions of Mexican pesos for the quarters ended September 30, 2026 and 2025.

	3Q’26	3Q’25	Favorable (Unfavorable) Change
Interest expense	(1,355.6)	(1,756.7)	401.1
Interest income	646.6	536.5	110.1
Foreign exchange gain, net	519.2	622.6	(103.4)
Other finance expense, net	(78.6)	(77.8)	(0.8)
Finance expense, net	(268.4)	(675.4)	407.0

Finance expense, net, decreased by Ps.407.0 million, to Ps.268.4 million in the third quarter of 2026, from Ps.675.4 million in the third quarter of 2025.

This decrease reflected:

(i)
a Ps.401.1 million decrease in interest expense, primarily in connection with a lower average principal amount of debt in the third quarter of 2026, and a gain on repurchase of a portion of our outstanding Senior Notes as described below; and
(ii)
a Ps.110.1 million increase in interest income, explained primarily by a higher average amount of cash equivalents and short-term investments in the third quarter of 2026, which was partially offset by lower interest rates applicable to our cash equivalents and short-term investments in Mexican pesos in the third quarter of 2026.

These favorable variances were partially offset by (i) a Ps.103.4 million decrease in foreign exchange gain, net, resulting primarily from a 3.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net asset position in the third quarter of 2026, compared with a 2.8% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position in the third quarter of 2025; and (ii) a Ps.0.8 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts in the third quarter of 2026.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.322.0 million, to Ps.521.0 million in the third quarter of 2026, from Ps.843.0 million in the third quarter of 2025. This decrease reflected primarily a lower share of income of TelevisaUnivision, Inc. (“TelevisaUnivision”) in the third quarter of 2026, which reflected primarily a decrease in net income of TelevisaUnivision in the third quarter of 2026.

Share of income of associates and joint ventures, net, in the third quarter of 2026, included primarily our share of income of TelevisaUnivision.

Income Taxes

Income taxes decreased by Ps.2,885.1 million, to Ps.123.0 million in the third quarter of 2026, from Ps.3,008.1 million in the third quarter of 2025. This decrease reflected mainly the absence in the third quarter of 2026 of non-cash write-offs of deferred income tax assets derived from capital tax losses that expired in 2025.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.93.0 million, to a net loss of Ps.72.2 million in the third quarter of 2026, from a net income of Ps.20.8 million in the third quarter of 2025. This change reflected primarily a net loss attributable to non-controlling interests in our Telecom operations in the third quarter of 2026

Capital Expenditures

During the third quarter of 2026, we invested approximately U.S.$173.2 million (Ps.2,992.6 million) in property, plant and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant, and equipment for the third quarter of 2026 and 2025 in millions of U.S. dollars and Mexican pesos:

Capital Expenditures	3Q´26 (Millions of U.S. Dollars)	3Q´26 (Millions of Mexican Pesos)	3Q´25 (Millions of U.S. Dollars)	3Q´25 (Millions of Mexican Pesos)
Total	173.2	2,992.6	196.1	3,656.6

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of September 30, 2026, and December 31, 2025. Amounts are stated in millions of Mexican pesos.

	September 30, 2026	December 31, 2025	(Decrease) Increase
Current portion of long-term debt	4,496.3	3,737.0	759.3
Long-term debt, net of current portion	76,659.5	82,257.2	(5,597.7)
Total debt (1)	81,155.8	85,994.2	(4,838.4)
Current portion of long-term lease liabilities	2,050.1	1,583.9	466.2
Long-term lease liabilities, net of current portion	5,112.0	3,852.1	1,259.9
Total lease liabilities	7,162.1	5,436.0	1,726.1
Total debt and lease liabilities	88,317.9	91,430.2	(3,112.3)
(1) As of September 30, 2026, and December 31, 2025, total debt is presented net of finance costs in the aggregate amount of Ps.1,136.3 million and Ps.1,181.8 million, respectively.

As of September 30, 2026, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, short-term investments, and non-current investments in financial instruments) was Ps.42,473.6 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,478.8 million as of September 30, 2026.

In September 2026, we repurchased a portion of our outstanding Senior Notes in Mexican pesos and U.S. dollars due 2037, 2040, 2043, 2045, 2046 and 2049 in the aggregate principal amounts of Ps.256.6 million and U.S.$60.1 million (Ps.1,067.6 million), respectively. We paid for these repurchases cash amounts for an aggregate of Ps.187.1 million and U.S.$44.7 million (Ps.795.0 million), respectively, including related accrued interest of Ps.7.6 million and U.S.$0.9 million (Ps.16.2 million), respectively, and recognized a gain on these repurchases of Ps.365.9 million.

Transaction with AT&T

On October 13, 2026, we announced that a consortium owned 50% by each of the Company and Fintech Holdings Inc. (“Fintech” and, together with the Company, the “Consortium”) reached an agreement with AT&T, Inc. (“AT&T”) to acquire AT&T’s wireless telecommunications business in Mexico (“AT&T Mexico”) for a purchase price of U.S.$2 billion, subject to certain adjustments. The Consortium expects to finance the acquisition through a combination of cash on hand and non-recourse secured debt financing. We anticipate accounting for this acquisition as an investment in a joint venture by using the equity method, based on applicable IFRS Accounting Standards. The transaction is subject to customary closing conditions, including receipt of regulatory approvals, and is expected to close in the first quarter of 2027. By the closing date of this transaction, we expect to make a cash contribution for an estimated amount of U.S.$400.0 million in connection with the acquisition of a 50% interest in AT&T México.

Shares Outstanding

As of September 30, 2026 and December 31, 2025, our shares outstanding amounted to 306,125.3 million and 311,114.8 million shares, respectively, and our CPOs equivalents outstanding amounted to 2,616.5 million and 2,659.1 million CPOs equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPOs equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2026 and December 31, 2025, the GDS (Global Depositary Shares) equivalents outstanding amounted to 523.3 million and 531.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

In 2026, we continued integrating sustainability into our business strategy and management, with a focus on the identification, assessment, and management of financially material risks and opportunities.

During the third quarter, we published our sustainability and climate-related disclosures aligned with IFRS S1 and IFRS S2 standards. As part of a phased adoption approach, and in accordance with applicable transitional relief provisions, our disclosures focused on climate-related risks, opportunities, and metrics that we consider material to users of the financial statements. This exercise strengthened our governance, risk management, and climate metrics monitoring processes, while further integrating the effects of climate change into our enterprise risk management framework and reinforcing our commitment to transparency with investors and other stakeholders. In addition, we published our voluntary sustainability report, “One network across generations”. This report expands the information provided on our environmental, social, and governance initiatives, performance, and progress.

Finally, as part of our commitment to transparency and continuous improvement in environmental disclosure, during the year we completed our participation in the Carbon Disclosure Project (CDP) questionnaire. CDP is an international non-profit organization that operates one of the most widely recognized global environmental disclosure systems, enabling investors, companies, cities, states, and regions to manage and communicate their environmental impacts, risks, and opportunities.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2025, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager / nespinozam@televisa.com.mx

Media Relations

Rubén Acosta / General Director of Communications / racostamo@televisaunivision.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025
(Millions of Mexican Pesos)

		September 30, 2026 (Unaudited)		December 31, 2025 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	31,020.3	Ps.	27,607.2
Short-term investments		11,345.2		11,397.8
Trade accounts receivable, net		5,619.6		5,720.8
Other accounts receivable, net		494.7		70.6
Income taxes receivable		6,375.8		6,135.5
Other receivable taxes		4,993.8		3,624.4
Due from related parties		831.1		727.5
Transmission rights		626.7		877.7
Inventories		628.0		584.9
Contract costs		1,534.0		1,499.8
Other current assets		2,545.2		1,970.1
Total current assets		66,014.4		60,216.3

Non-current assets:
Trade accounts receivable, net of current portion		–		3.0
Transmission rights		74.2		74.2
Investments in financial instruments		3,478.8		3,425.4
Investments in associates and joint ventures		43,590.3		41,900.1
Property, plant and equipment, net		58,758.2		60,698.2
Investment property, net		2,563.4		2,624.3
Right-of-use assets, net		6,301.5		4,184.5
Intangible assets, net		24,921.9		24,913.5
Goodwill		13,454.9		13,454.9
Deferred income tax assets		14,654.7		14,083.0
Contract costs, net of current portion		2,687.2		2,653.0
Other assets		190.2		187.6
Total non-current assets		170,675.3		168,201.7
Total assets	Ps.	236,689.7	Ps.	228,418.0

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025
(Millions of Mexican Pesos)

		September 30, 2026 (Unaudited)		December 31, 2025 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	4,496.3	Ps.	3,737.0
Interest payable		1,240.4		1,425.0
Current portion of lease liabilities		2,050.1		1,583.9
Derivative financial instruments		9.9		413.2
Trade accounts payable and accrued expenses		14,853.2		14,039.7
Customer deposits and advances		783.1		958.2
Current portion of deferred revenue		287.7		287.7
Income taxes payable		316.2		287.9
Other taxes payable		2,496.1		1,833.1
Employee benefits		1,678.2		1,249.6
Due to related parties		591.4		224.6
Other current liabilities		2,925.1		2,065.2
Total current liabilities		31,727.7		28,105.1
Non-current liabilities:
Long-term debt, net of current portion		76,659.5		82,257.2
Lease liabilities, net of current portion		5,112.0		3,852.1
Deferred revenue, net of current portion		4,099.3		4,315.0
Deferred income tax liabilities		2,987.2		2,667.5
Post-employment benefits		981.8		954.2
Other long-term liabilities		3,425.5		3,738.1
Total non-current liabilities		93,265.3		97,784.1
Total liabilities		124,993.0		125,889.2

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
Convertible debentures		6,917.8		–
		24,210.8		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		100,305.0		110,022.0
Net income (loss) for the period		1,417.2		(9,168.3)
		103,520.6		102,652.1
Accumulated other comprehensive loss, net		(11,480.7)		(11,872.8)
Shares repurchased		(14,315.3)		(15,016.2)
		77,724.6		75,763.1
Equity attributable to stockholders of the Company		101,935.4		93,056.1
Non-controlling interests		9,761.3		9,472.7
Total equity		111,696.7		102,528.8
Total liabilities and equity	Ps.	236,689.7	Ps.	228,418.0

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
		2026		2025		2026		2025
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	14,077.7	Ps.	14,627.0	Ps.	42,879.1	Ps.	44,330.0
Cost of revenues		(8,721.6)		(9,258.7)		(26,315.3)		(27,493.7)
Selling expenses		(1,843.4)		(1,655.1)		(5,466.9)		(5,932.5)
Administrative expenses		(1,862.3)		(2,740.7)		(6,153.2)		(7,615.0)
Income before other expense		1,650.4		972.5		4,943.7		3,288.8
Other expense, net		(969.5)		(43.7)		(1,148.1)		(516.6)
Operating income		680.9		928.8		3,795.6		2,772.2
Finance expense		(1,434.2)		(1,834.5)		(5,319.9)		(5,799.0)
Finance income		1,165.8		1,159.1		2,084.9		3,022.5
Finance expense, net		(268.4)		(675.4)		(3,235.0)		(2,776.5)
Share of income of associates and joint ventures, net		521.0		843.0		1,934.9		2,145.7
Income before income taxes		933.5		1,096.4		2,495.5		2,141.4
Income taxes		(123.0)		(3,008.1)		(789.8)		(3,169.1)
Net income (loss)	Ps.	810.5	Ps.	(1,911.7)	Ps.	1,705.7	Ps.	(1,027.7)

Net income (loss) attributable to:
Stockholders of the Company	Ps.	882.7	Ps.	(1,932.5)	Ps.	1,417.2	Ps.	(1,138.2)
Non-controlling interests		(72.2)		20.8		288.5		110.5
Net income (loss)	Ps.	810.5	Ps.	(1,911.7)	Ps.	1,705.7	Ps.	(1,027.7)

Basic earnings (loss) earnings per CPO attributable to stockholders of the Company	Ps.	0.30	Ps.	(0.72)	Ps.	0.48	Ps.	(0.42)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: October 30, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel